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Exhibit 21.1

enherent Corp.
List of Active Subsidiaries

1.
enherent (Barbados) Ltd.

2.
enherent Solutions International, Ltd.—Holding Co.

3.
enherent Solutions International, Ltd.—Barbados Branch

4.
enherent Solutions, SRL

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enherent Corp. List of Active Subsidiaries